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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                Commission File Number 333-21011

           (Check one)

            [ ]  Form 10-K        [ ]  Form 11-K         [ ] Form 20-F

            [X]  Form 10-Q        [ ]  Form N-SAR

                 For period ended:  June 30, 2003

            [ ]  Transition Report on Form 10-K

            [ ]  Transition Report on Form 20-F

            [ ]  Transition Report on Form 11-K

            [ ]  Transition Report on Form 10-Q

            [ ]  Transition Report on Form N-SAR

           For the transition period ended
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           Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

           If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                        ------------------------


                                     PART I
                             REGISTRANT INFORMATION

           Full name of registrant: FirstEnergy Corp.
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           Former name if applicable:
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           Address of principal executive office (Street and number):

           76 South Main Street
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           City, state and zip code: Akron, Ohio 44308
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                                    PART II
                             RULE 12b-25(b) AND (c)

           If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

                (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

[X]             (b)  The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on of before the fifth calendar day following the prescribed due date; and

                (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

           State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

           The Quarterly Report on Form 10-Q for the quarter ended June 30, 2003 could not be filed within the prescribed time period due to FirstEnergy's restatement of earnings for the year ended December 31, 2002 and the first quarter of 2003, to reflect a change in the method of amortizing costs being recovered under the Ohio transition plan and recognition of above-market values of certain leased generation facilities. These changes also result in the restatement of the 2000 and 2001 financial statements for The Cleveland Electric Illuminating Company (CEI) and The Toledo Edison Company (TE), wholly owned subsidiaries of FirstEnergy, but are not expected to be material to FirstEnergy's consolidated financial results for those years. Because Arthur Andersen LLP was CEI's and TE's auditor in 2000 and 2001 and that firm has ceased operations, the financial statements for CEI and TE for the years ended December 31, 2000 and 2001 must be re-audited.

                                    PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification.

                  Harvey L. Wagner                       330-384-5296
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                      (Name)                    (Area Code) (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is
                  no, identify report(s).   [X] Yes    [ ] No
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         (3)      Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                  [X] Yes    [ ] No

                  If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

             FirstEnergy expects to report a net loss of $57.9 million, or $(0.20) per share of common stock (basic and diluted), in the quarter ended June 30, 2003 compared to expected net income of $216.0 million, or basic earnings of $0.74 per share of common stock ($0.73 diluted) in the second quarter of 2002. Net income in the second quarter of 2003 included an after-tax charge of $67.4 million, or $0.23 per share of common stock (basic and diluted), resulting from the abandonment of FirstEnergy's shares in Emdersa's parent company, GPU Argentina Holdings, Inc. on April 18, 2003.

             During the first six months of 2003, net income is expected to be $160.5 million, or basic earnings of $0.55 per share of common stock ($0.54 diluted), compared to $322.1 million, or basic earnings of $1.10 per share ($1.09 diluted) expected in the first half of 2002. Net income in the first half of 2003 included a $60.5 million after-tax charge for discontinued operations in Argentina and an after-tax credit of $102.1 million resulting from the cumulative effect of an accounting change due to the adoption of Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations."

             Expenses for the three months and six months ended June 30, 2003 increased due to a $158.5 million charge for costs disallowed in the JCP&L rate case decision, the replacement power and additional nuclear expenses related to the extended outage at the Davis-Besse Nuclear Power Station and additional unplanned work performed during two nuclear refueling outages in the second quarter of 2003.



FORWARD-LOOKING STATEMENT: This Form 12b-25 includes forward-looking statements based on information currently available to management. Such statements are subject to certain risk and uncertainties. These statements typically contain, but are not limited to, the terms "anticipate," "potential," "expect," "believe," "estimate," and similar words. Actual results may differ materially due to the speed and nature of increased competition and deregulation in the electric utility industry, economic or weather conditions affecting future sales and margins, changes in markets for energy services, changing energy and commodity market prices, replacement power costs being higher than anticipated or inadequately hedged, maintenance costs being higher than anticipated, legislative and regulatory changes (including revised environmental requirements), availability and cost of capital, inability of the Davis-Besse Nuclear Power Station to restart (including because of any inability to obtain a favorable final determination from the Nuclear Regulatory Commission) in the fall of 2003, additional adjustments which may result from the audited restatement of the 2002 financial statements and the restatement and review of the first quarter of 2003 for the Company and the re-audit of 2000 and 2001 financial statements for Cleveland Electric Illuminating and Toledo Edison, inability to accomplish or realize anticipated benefits of strategic goals and other similar factors.

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                                FIRSTENERGY CORP.
                                   Registrant

           Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 15, 2003              By /s/ Harvey L. Wagner
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                                          Harvey L. Wagner
                                          Vice President, Controller
                                          and Chief Accounting Officer